UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

Scott M. Pittman
c/o Nuo Therapeutics, Inc.

207A Perry Parkway, Suite 1

Gaithersburg, MD 20877

(240) 499-2680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 67059V209	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PITTMAN, SCOTT M.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐(b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7.	SOLE VOTING POWER

NUMBER OF		4,105,800
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,105,800
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,105,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

13D

CUSIP No. 67059V209	Page 3 of 7 Pages

This Statement relates to the beneficial ownership by Scott M. Pittman of shares (including shares issuable upon the exercise of warrants and options exercisable within 60 days) of the common stock of Nuo Therapeutics, Inc.

Item 1.     Security and Issuer.

This Statement relates to the common stock, $0.0001 par value, of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 207A Perry Parkway, Suite 1, Gaithersburg, MD 20877.

Item 2.     Identity and Background.

The filer of this statement is Scott M. Pittman (the “Reporting Person”). The Reporting Person serves as a director of the Issuer. The business address of the Reporting Person is c/o Nuo Therapeutics, Inc., 207A Perry Parkway, Suite 1, Gaithersburg, MD 20877.

The Reporting Person’s principal occupation is Chief Operating and Business Development Officer of Buchanan General Hospital, which has a principal business address of 1535 Slate Creek Road, Grundy, Virginia 24614.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

55,800 shares of common stock, par value $0.0001 per share, of the Issuer (the “New Shares”) were acquired as of May 5, 2016 pursuant to the Issuer’s plan of reorganization (the “Plan of Reorganization”) in exchange for equity interests of the Issuer held by the Reporting Person on the record date under the Plan of Reorganization (the “Old Common Stock”) at a ratio of one New Share for every 41.8934 shares of Old Common Stock.

825,000 New Shares were acquired as of May 5, 2016 as part of a private placement (the “2016 Private Placement”) pursuant to the Plan of Reorganization for a purchase price of $1 per New Share. The Reporting Person used his personal funds for this purchase. 850,000 and 280,000 New Shares are issuable upon the exercise of warrants issued without additional consideration as part of the 2016 Private Placement.

10,000 New Shares were acquired pursuant to an order of the Bankruptcy Court dated June 20, 2016 as repayment for a $10,000 loan made by the Reporting Person to the Company’s Ad Hoc Equity Committee in December 2015. The Reporting Person used his personal funds for the loan.

40,000 New Shares are issuable, at an exercise price of $1.00 per New Share, upon the exercise of options granted to the Reporting Person by the Issuer as of July 1, 2016 under the Issuer’s 2016 Omnibus Incentive Compensation Plan, as amended (the “2016 Plan”).

1,485,000 and 560,000 New Shares were acquired as of August 10, 2017 for purchase prices of $0.2222 and $0.50 per New Share, respectively, upon the Issuer calling Backstop Commitments (as defined below) that the Reporting Person entered into in connection with the 2016 Private Placement. The Reporting Person used his personal funds for this purchase.

13D

CUSIP No. 67059V209	Page 4 of 7 Pages

Item 4.     Purpose of the Transaction.

On January 26, 2016, the Issuer filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), which was administered under the caption “In re: Nuo Therapeutics, Inc.”, Case No. 16-10192 (MFW) (the “Chapter 11 Case”).

On April 25, 2016, the Bankruptcy Court entered an Order Granting Final Approval of Disclosure Statement and Confirming Debtor’s Plan of Reorganization, which confirmed the Modified First Amended Plan of Reorganization of the Debtor under Chapter 11 of the Bankruptcy Code.

The Plan of Reorganization contemplated that, prior to the effective date of such plan (which would occur no later than May 5, 2016), the Issuer would seek to raise not less than $10,500,000 in funding (of which $3,000,000 could be in the form of backstop irrevocable capital call commitments from creditworthy obligors (the “Backstop Commitments”)) through a private placement of common stock of the reorganized Issuer (in such event, a “Successful Capital Raise”). If the Issuer were unable to achieve a Successful Capital Raise, then the Plan of Reorganization contemplated alternative treatment of certain claims and equity interests.

The Issuer having met the conditions contemplated for the Successful Capital Raise, the Plan of Reorganization became effective. Pursuant to the Plan of Reorganization, among other things, all equity interests of the Issuer, including shares of the Issuer’s Old Common Stock, warrants and options, outstanding immediately prior to the effective date of the transaction were cancelled, and the Issuer issued New Shares and Warrants.

In accordance with the Plan of Reorganization, as of May 5, 2016, the Issuer issued 7,500,000 New Shares to certain investors (the “Recapitalization Investors”) in the 2016 Private Placement. As part of the 2016 Private Placement, the Issuer also issued warrants to purchase 6,180,000 New Shares to certain of the Recapitalization Investors.

As of June 20, 2016, the Issuer issued 162,500 New Shares pursuant to an Order Granting Application of the Ad Hoc Equity Committee Pursuant to 11 U.S.C. §§ 503(b)(3)(D) and 503(b)(4) for Allowance of Fees and Expenses Incurred in Making a Substantial Contribution, entered by the Bankruptcy Court on June 20, 2016. These New Shares were issued to holders of administrative claims under sections 503(b)(3)(D) and 503(b)(4) of the Bankruptcy Code.

On July 1, 2016, the Board of Directors of the Issuer awarded to its non-employee directors options to purchase 40,000 New Shares each under the 2016 Plan.

In connection with the 2016 Private Placement, a significant majority of the Recapitalization Investors executed Backstop Commitments to purchase up to 12,800,000 New Shares for an aggregate purchase price of up to $3,000,000. The Issuer called the Backstop Commitments and as of August 10, 2017 closed on the issuance of 9,650,000 New Shares for gross proceeds of $2.3 million. The issuance of an additional 3,150,000 New Shares to one Recapitalization Investor for gross proceeds of $0.7 million has not yet closed.

The remaining information required by this Item is incorporated by reference to Item 3 hereof.

13D

CUSIP No. 67059V209	Page 5 of 7 Pages

Item 5.     Interest in Securities of the Issuer.

Following the transactions described in Items 3 and 4, the aggregate number of securities of the Issuer to which this Schedule 13D relates is 4,105,800, representing a beneficial ownership of 19.8%, which percentage is based on 19,577,112 New Shares of the Issuer issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed on August 14, 2017. The Reporting Person beneficially owns the securities as follows:

The Reporting Person has the sole power to vote and sole dispositive power over 4,105,800 of the New Shares, which are held by the Reporting Person or in the Reporting Person’s IRA. Of such number, 1,130,000 New Shares are issuable upon exercise of warrants and 40,000 New Shares are issuable upon exercise of options.

Except as described in Items 3 and 4 above, the Reporting Person did not effect any transactions in the securities of the Issuer in the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

13D

CUSIP No. 67059V209	Page 6 of 7 Pages

Item 7.     Material to be Filed as Exhibits.

None.

13D

CUSIP No. 67059V209	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2017
Date

/s/ Scott M. Pittman
Signature

Scott M. Pittman
Name/Title